

January 28, 2011

Daobin Li
Controller
Jinhao Motor Company
Dawang Industrial Park
Hi-Tech Exploit Area
Zhaoqing City, Guangdong 526238
People's Republic of China

> **Re:** **Jinhao Motor Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 21, 2011**
> **File No. 333-170226**

Dear Mr. Li:

We have reviewed your responses to the comments in our letter dated January 3, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Calculation of Registration Fee Table

1. We note that you have removed your calculation of registration fee table. Please revise to include the calculation of registration fee table in your next amendment.

Overview of Our Business, page 5

2. Please revise to clarify that the percentages you provide in the second sentence of the second paragraph in this section refer to your revenues or advise.

Our Competitive Strengths, page 8

3. We note your disclosure on page 8 that you plan to commit substantial resources to the research and development of electric vehicles in 2011. Please revise to provide an estimate of the "substantial resources" you plan to commit to the research and development of electric vehicles.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas, page 25

4. Please revise to clarify what you mean by "other than Circular 75" on page 25.

Motorcycles, page 51

5. We note your response to our prior comment 9 that you expect to commit resources to research and development in order to improve your technologies and develop new products. To the extent that you have or do not have concrete plans regarding the timing and expense of your motorcycle research and development, please disclose.

Our Property, page 59

6. We note your disclosure on page 39 regarding your plans to construct an office building, a warehouse, and en employee dormitory. Please advise as to whether such plans involve completion of the suspended construction of the finished products warehouse, dormitory, and office building you describe on page 20 and on page 59. To the extent that it does, please disclose.

Management, page 60

7. We note your disclosure on your signature page that Mr. Daobin Li is your principal financial officer. Please revise to include information regarding Daobin Li pursuant to Item 401(b) and (e) of Regulation S-K.

Summary Compensation Table, page 63

8. Please revise to include Mr. Liu and Mr. Shen in your summary compensation table.

Selling Stockholders, page 67

9. We note your response to our prior comment 21 and reissue. Please revise to identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholder table. In this regard, we note your response that DBS Nominees (Private) Limited and the Islamic Bank of Asia Limited have investment committees that have voting and dispositive power with respect to the shares that they are offering.

Exhibit Index, page 82

10. Please revise to include all material contracts, amendments to your articles of incorporation, and instruments defining the rights of security holders pursuant to Item 601 with your next amendment. For example, please add the Securities Purchase Agreement filed as Exhibit 10.1 in your 8-K on August 12, 2010, the Series A Preferred Stock Agreement filed as Exhibit 10.2 in your 8-K on August 12, 2010, the Certificate of Designation filed as exhibit 3.1 in your 8-K on September 9, 2010, forms of common stock purchase warrants filed as Exhibits 4.1 and 4.2 in your 8-K on September 9, 2010, the Pledge Agreement filed as Exhibit 10.4 in your 8-K on September 9, 2010 and the

Indemnification Agreement filed as Exhibit 10.5 on September 9, 2010 to your exhibit index or advise as to why it is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via facsimile: (415) 983-1200
        Scott C. Kline, Esq.
        Pillsbury Winthrop Shaw Pittman LLP